December 8, 2008
Via EDGAR Submission and FedEx
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St. NE, Mail Stop 4561
Washington, DC 20549-7010
Attn: Karen Garnett, Assistant Director

Re:	Form 10-K for fiscal year ended December 31, 2007 (File No. 001-32417) and Proxy Statement on Schedule 14A (File No. 001-32417)
Dear Ms. Garnett:
This letter responds to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in a follow-up letter from the Staff dated November 28, 2008 (the “Comment Letter”) regarding the above-referenced Proxy Statement of Education Realty Trust (the “Company”). Set forth below is the Company’s response to the Staff’s Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter.
DEF 14A
1.	We note your response to comment 2 of our letter dated October 7, 2008; however, we are unable to agree with your response regarding the disclosure of quantitative goals. As you have stated, the quantitative targets are worth 50% of the bonus at target level, which indicates that this is a material component of your bonus arrangements. Also, we are unable to agree that budgeted pre-tax NOI for fiscal years that have been completed would constitute proprietary information or that disclosure of that information would cause competitive harm. Please tell us the 2007 budgeted and actual pre-tax NOI and confirm that you will include similar disclosure in future filings.
RESPONSE: As noted on page 22 of the Company’s 2008 Proxy Statement, the second component of the Incentive Compensation Plan for Executive Officers (the “Bonus Plan”) is based on certain quantitative Company performance goals (e.g., budgeted pre-tax net-operating income or “NOI”). The Company defines pre-tax NOI as total revenues less operating expense reimbursements, student housing operations expense, corporate general and administrative expense (excluding accrued bonuses), interest expense, other non-operating expenses, equity in earnings of joint ventures, minority interest, and discontinued operations (excluding gains on sales of real estate from discontinued operations).

Securities and Exchange Commission
December 8, 2008

For 2007, in order for a participant to receive 100% of the target opportunity under the second component of the Bonus Plan, the Company had to achieve budgeted pre-tax NOI of $0.90 per share. For its fiscal year 2007, the Company’s actual pre-tax NOI was $0.90 per share (based on weighted average shares and operating partnership units outstanding at period end), representing 100% of the target amount. As a result of achieving the 2007 target level pre-tax NOI amount, the Company performance portion of the bonus award was paid at 100% of the target award percentage for all participants.
In response to the Staff’s comment, the Company confirms that the disclosure in the Compensation Discussion and Analysis will be expanded in future filings to disclose actual target amounts for the second bonus component relating to the Company performance goals for the fiscal year most recently ended, if such measures are material to an understanding of the total compensation paid to the applicable named executive officer for the fiscal year in question, and unless disclosure of such measures would result in competitive harm to the Company.
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In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that this letter is responsive to your comment. Should you require further information or if there are any questions concerning the response set forth above, please do not hesitate to contact the undersigned at (901) 259-2507.
Sincerely,
/s/ Randall H. Brown
Randall H. Brown
Chief Financial Officer

cc:	Duc Dang (Securities and Exchange Commission) Paul Bower (Education Realty Trust) John Good (Bass, Berry & Sims PLC)

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